# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: c/o Netskope, Inc., 2445 Augustine Drive, Suite 301, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-113773
Filed by CIK 0002083367

## Reporting persons
- Sanjay Beri: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,419,396; shared voting power 22,288,889; sole dispositive power 4,419,396; shared dispositive power 22,288,889; aggregate amount beneficially owned 26,708,285 (10.4% of the class)
  Comment: With respect to Rows 5, 7 and 9, includes (i) 1,940,620 shares of Class B common stock held by Sanjay Beri (the "Reporting Person"); (ii) 1,651,180 shares of Class B common stock subject to options exercisable within 60 days of September 30, 2026 and (iii) 827,596 shares of Class B common stock issuable upon vesting of restricted stock units within 60 days of September 30, 2026.
  
  With respect to Rows 6, 8 and 9, includes 22,288,889 shares of Class B common stock held by the 2012 Sanjay Beri and Ava Malla Revocable Trust for which the Reporting Person serves as trustee.
  
  Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated using the outstanding shares of Class A common stock only (assuming full conversion of the shares of Class B common stock held of record by the Reporting Person, but not any of the shares of Class B common stock held by any other person). Percentage ownership is calculated based on 231,167,738 shares of Class A common stock of the Issuer outstanding as of August 25, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026, filed with the Securities and Exchange Commission on September 2, 2026.
  
  Each share of Class B common stock is convertible into one share of the Issuer's Class A common stock at the option of the holder and automatically converts to shares of Class A common stock on a 1:1 basis on or prior to September 19, 2035 as set forth in the Issuer's amended and restated certificate of incorporation. Each share of Class A common stock has one vote per share and each share of Class B common stock has 20 votes per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights.

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: c/o Netskope, Inc. 2445 Augustine Drive, Suite 301, Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing: Sanjay Beri
Address of principal business office or, if none, residence:
c/o Netskope, Inc.
2445 Augustine Drive, Suite 301
Santa Clara, CA 95054
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sanjay Beri: /s/ Sanjay Beri, Sanjay Beri (11/09/2026)